QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 21, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated June 21, 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Corporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
corpcomm@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    21 June 2004
Number    010

        This news release is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Because the Senior Subordinated Notes referred to in this press release are being offered through a private placement, they have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

BUHRMANN ANNOUNCES PROPOSED ISSUANCE OF USD 150 MILLION SENIOR SUBORDINATED NOTES DUE 2014

        In view of the refinancing and further optimisation of its capital structure Buhrmann NV announced today that, through its subsidiary Buhrmann US Inc., it proposes to launch USD 150 million of 10-year Senior Subordinated Notes (the "New Notes") through a private placement pursuant to Regulation S and Rule 144A of the US Securities Act as set forth in an Offering Memorandum.

        The introduction of the New Notes follows a favourable response from investors to the tender offer commenced on 3 June 2004 by Buhrmann US Inc. for all of its USD 350 million of outstanding 12 1/4% Senior Subordinated Notes due 2009 (the "2009 Notes"). Bondholders representing more than 87% of these 2009 Notes have tendered their Notes in the offer and have given their consents to the proposed amendments. As a result, the indenture amendments have become effective, which fulfils one of the major preconditions for repurchasing these previously issued securities.

        Floris Waller, Chief Financial Officer and member of the Executive Board of Buhrmann, commented: "We are pleased that a majority of the current holders of our 2009 Notes have accepted our conditional tender offer. This paves the way for the next steps towards lowering our financing costs going forward and to further optimising our capital structure. The proposed isuance of the New Notes due in 2014 aims to be instrumental in achieving lower financing costs and in extending the maturity of our debt profile."

Background information

        The tender offer for the 2009 Notes as announced on 3 June 2004 is subject to a number of preconditions, including the company's ability to obtain financing on terms and conditions acceptable to Buhrmann to enable it to purchase these Notes in the offer. Tenders of these 2009 Notes may be withdrawn, and related consents may still be revoked if the tender offer is terminated.

        Buhrmann expects to obtain the funds necessary to consummate the tender offer through the offer and sale of New Notes (or other debt securities), borrowings under its credit facility and cash on hand. It is anticipated that the sale of New Notes or other debt securities, if any, will be consummated on or prior to the Expiration Date of the tender offer (set at 12:00 midnight, New York time, on Wednesday 30 June 2004).

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 (0)20 651 10 34 e-mail: corpcomm@buhrmann.com	Analysts/Investors can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

        Any securities to be offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

        Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Buhrmann, as of the date of the release, and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to Buhrmann's Annual Report on Form 20-F for the year ended December 31, 2002 as well as our other reports filed with or submitted from time to time to the U.S. Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America, Europe and Australia. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: June 21, 2004

QuickLinks

SIGNATURE